SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 16, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

dw 7/26

SAMSUNG

July 16, 2004

Interim Dividend Payment

□ **Details**

- Total payout : KRW 791.1 billion
 (the amount less than KRW 100,000,000 is rounded off)

- Dividend per share : KRW 5,000 per common share
 KRW 5,000 per preferred share

- Dividend yield : 1.08% for common share
 1.69% for preferred share
 ※ The dividend yield was calculated as follows:
 (Dividend per share) divided by (the average of ending prices of the stock for five operating days leading up two days prior to the record date, i.e., 24th-28th) multiplied by 100

- Record date : June 30, 2004

- Dividend pay date : August 16, 2004

- As SEC generated a record semi-annual net profit exceeding the total net profit of the full year 2003, the Company raised the interim dividend to KRW 5,000 per share in a form of special dividend from the previous KRW 500 per share.

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 16, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

Earnings Release 2Q 2004

Samsung Electronics

July 2004

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

The financial results for 2Q of 2004 have been prepared on an un-audited parent basis, and may be subject to change during the independent auditing process.

Sales and Profits

	2Q '04	(%)	1Q '04	(%)	Q-on-Q Growth	2Q '03	(%)	Y-on-Y Growth
Sales	14.98	(100%)	14.41	(100%)	4%	9.84	(100%)	52%
Gross Profit	5.64	(38%)	5.70	(40%)	- 1%	2.82	(29%)	101%
SG & A	1.91	(13%)	1.69	(12%)	13%	1.65	(17%)	16%
Operating Profit	3.73	(25%)	4.01	(28%)	- 7%	1.16	(12%)	222%
Non-operating Income	0.12		0.12			0.07		
Equity loss from Samsung Card	(0.36)		(0.38)			(0.25)		
Income tax	0.72	(5%)	0.99	(7%)	- 2%	0.10	(1%)	637%
Net Profit	3.13	(21%)	3.14	(22%)	- 0.2%	1.13	(12%)	177%

(Unit : Trillion, KRW)

Sales



15
10
5
4%*
Domestic
10%*
Export
8%*
Q2 '03
Q1 '04
Q2 '04

Profits



5
4
3
2
1
- 7%*
-0.2%*
Q2 '03
Q1 '04
Q2 '04
Operating Profit
Net Profit
* Q-on-Q Growth

Divisional Performance - Sales



15
10
5
14.41
3.9%
14.98
11.1%
2.37
4.2%
2.47
4.85
1.8%
4.94
2.17
-8.4%
1.99
0.80
10.7%
0.89
Q1 '04
Q2 '04
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Unit : Trillion, KRW)

	2Q '04	(%)	1Q '04	Q-on-Q Growth	2Q '03	Y-on-Y Growth
Semiconductor	**4.58**	*(31%)*	**4.12**	*11%*	**2.67**	*72%*
Memory	3.57	*(24%)*	3.16	*13%*	1.83	*95%*
System LSI	0.62	*(4%)*	0.54	*15%*	0.43	*45%*
LCD	**2.47**	*(17%)*	**2.37**	*4%*	**1.09**	*126%*
Telecom	**4.94**	*(33%)*	**4.85**	*2%*	**3.18**	*55%*
Handsets	4.61	*(31%)*	4.61	*0%*	2.79	*65%*
Digital Media	**1.99**	*(13%)*	**2.17**	*- 8%*	**1.85**	*8%*
Digital Appliances	**0.89**	*(6%)*	**0.80**	*11%*	**0.97**	*- 9%*
Total	**14.98**	*(100%)*	**14.41**	*4%*	**9.84**	*52%*

* LCD separated from semiconductor at the beginning of 2004

Divisional Performance – Operating Profit


4.01
3.73
- 6.9%
20.6%
- 2.3%
- 36.7%
0.84
1.26
0.82
0.80
4
3
2
1
0
Q1 '04
Q2 '04
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Unit : Trillion, KRW)

	2Q '04 *(Margin)*	1Q '04 *(Margin)*	*Q-on-Q Growth*	2Q '03	*Y-on-Y Growth*
Semiconductor	**2.15** *(47%)*	**1.78** *(43%)*	*21%*	**0.44**	*393%*
LCD	**0.82** *(33%)*	**0.84** *(35%)*	*- 2%*	**0.13**	*531%*
Telecom	**0.80** *(16%)*	**1.26** *(26%)*	*- 37%*	**0.55**	*44%*
Digital Media	**- 0.007** *(-0.3%)*	**0.14** *(7%)*	-	**0.04**	-
Appliances	**- 0.01** *(- 1%)*	**0.06** *(7%)*	-	**0.003**	-
Total	**3.73** *(25%)*	**4.01** *(28%)*	*- 7%*	**1.16**	*222%*

* LCD separated from semiconductor at the beginning of 2004

Semiconductor

Semiconductor Sales

(Unit : Trillion, KRW)



6
3
4.12
11%↑
4.58
System LSI 15%↑
Memory 13%↑
Q1 '04
Q2 '04

DRAM Geometry

(Wafer-in)

	Q1	Q2	Q3	Q4
≥0.13㎛	30%	10%	7%	5%
0.11㎛	40%	40%	35%	30%
0.10㎛	30%	50%	55%	60%
90nm	-		3%	5%

Q2 Results Analysis

Memory

- **Memory revenue growth (13%↑)**
- **Memory Blended ASP**
  - DRAM : High $6 (256M eq.), 10%↑
  - NAND : Mid $9 (512M eq.), 15%↓
- **Bit Growth**
  - DRAM 16%, NAND 9%
- **12" Ramp up (June, wafer-in)**
  - Line 12 : 40K (full capacity)
  - Line 13 : 5K (in mass production)

System LSI

- **System LSI revenue growth(15%↑)**
  - DDI(15%↑), chip card(35%↑), CIS(24%↑)

TFT-LCD

Sales



(Unit : Trillion KRW)
3
2
1
0
2.37
4% ↑
2.47
1Q '04
2Q '04

Shipment



(Million Units)
9
6
3
0
7.33
2% ↑
7.46
0.48
2.85
4.03
0.52
2.51
4.69
1Q '04
2Q '04
LCD TV
Note
Monitor

Q2 Results Analysis

- **Major business performance indicators showing steady Q-on-Q growth**

  - **Revenue** : 4% growth achieved as production shifts to larger size Monitor panels

    . Monitor revenue growth : 11%

  - **Shipment** : 2% growth achieved as Line 6 capacity continues to expand

  - **Blended ASP** (Large panels) : $296 (1% ↑)

    . The negative impact of price decline was off-set by a change in product mix

    . 17" Monitor panel ASP : 2Q $309 (2% ↑)

    . 14.1" Note PC Panel ASP : 2Q $225 (2% ↓)

    . 26" TV Panel ASP : 2Q $796 (6% ↓)

Telecommunication

Sales



(Unit : Trillion KRW)
5
4
3
2
1
4.85
4.94
HHP
0%
Network
32% ↑
Q1 '04
Q2 '04

Shipment % by Region



25M
20M
30%
30%
6%
21%
13%
26%
21%
6%
38%
9%
Asia
Europe
S.America
N.America
Korea
Q1 '04
Q2 '04

Q2 Results Analysis

Handsets

- **HHP Volume Increased by 13% Q-on-Q to 22.7M units**
  - Mainly due to the strong demand from US market
  - Domestic sales declined due to dwindling impact of WNP
- **ASP down by 9% Q-on-Q due to Mix change**
  - Sales Increase in price competitive US market
    . Strengthen relationship with Verizon, Cingular, and ATTW
  - Price reduction on model changeover in Europe/Asia
- **SG&A including marketing and R&D expenses increased**

Network

- **Overseas sales for mobile infrastructure increased**
  - Increase in sales of CDMA 1x EV-DO system to Japan, CDMA 1x system to Indonesia

Digital Media & Home Appliances

Sales (DM)



(Unit : Trillion, KRW)
2.5
2.0
1.5
1.0
0.5
2.17
10% ↓
1.99
- 7%
- 22%
3%
8%
- 24%
Q1 '04
Q2 '04
TV
Monitor
Printing
DVD, STB
Computer

Sales (Appliances)



3
2
1
0
0.8
11% ↑
0.9
1Q '04
2Q '04

Q2 Results Analysis – Digital Media

- **Sales decreased by 10%**
  - Sluggish domestic sales (19% ↓)
  - Lower than expected demand for DTV and seasonal low demand for IT products

  * Sales of printers, DVD players, and STB increased

Q2 Results Analysis – Home Appliances

- **Sales increased by 11%**
  - Higher sales of air-conditioners and refrigerators due to seasonality (29% ↑)
- **Production site integration**
  - Maximizing the manufacturing synergy

Financial Position

(Unit : Trillion, KRW)

Assets



42.2
43.2
45
30
20
10
9.5
4.3
18.8
8.6
8.5
4.8
19.2
10.7
Cash*
A/R & Inventories
PP & E
Other Assets
1Q '04
2Q '04

Liabilities & Equity



45
30
20
10
1.5
8.9
31.8
1.1
9.3
32.8
Debt
Other Liabilities
Total Equity
1Q '04
2Q '04

Key Ratios

	2Q '04	1Q '04
Debt / Equity	3.4%	4.7%
Net Debt / Equity	-22.6%	-25.0%
Return on Equity	38.8%	41.0%
Return on Asset	29.3%	30.9%

* Cash = Cash + Cash equivalents + S-T financial instruments + Marketable securities

Cash Flow

(Unit : Trillion, KRW)


Operation
4.45
Net Cash
Decrease
0.94
Investment
2.95
Finance
2.44
Cash Inflow
Cash Outflow

	2Q '04	1Q '04
Cash* (Beginning of period)	**9.46**	**7.99**
Cashflow from Operation	**4.45**	**4.63**
Net profit	*3.13*	*3.14*
Depreciation	*1.12*	*1.06*
Income (Loss) from equity method	*- 0.05*	*0.09*
Decrease in working capital (Inventory, A/R, Accrued Expenses)	*0.25*	*0.34*
Cashflow from Investment	**(2.95)**	**(2.72)**
CAPEX	*(1.78)*	*(2.64)*
Cashflow from Finance	**(2.44)**	**(0.44)**
Dividend	-	*(0.80)*
Increase of short-term borrowings	*(0.39)*	*0.39*
Repurchase of shares	*(1.98)*	*(0.05)*
Net increase in cash	**- 0.94**	**1.47**
Cash (End of period)	**8.52**	**9.46**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Capital Expenditures

(Unit : Trillion, KRW)	'04 Plan	'04 Revised	1H Actual	(%)	'03 Actual
Semiconductor	**5.20**	**5.77**	**2.96**	**(51%)**	**3.97**
Memory	3.90	4.97	2.80	(56%)	3.60
System LSI	1.24	0.84	0.13	(15%)	0.35
LCD	**1.77**	**2.02**	**1.13**	**(56%)**	**2.08**
Telecommunication	**0.30**	**0.44**	**0.17**	**(39%)**	**0.26**
Digital Media & others	**0.65**	**0.72**	**0.16**	**(22%)**	**0.43**
Total	**7.92**	**8.94**	**4.42**	**(49%)**	**6.74**

Business Outlook

Semiconductor

DDR2 to total DDR Market

	Q2	Q3	Q4
Industry	1%	5%	22%
Samsung	3%	12%	34%

Flash Card Shipment By Density


50%
40%
30%
20%
10%
0%
2Q '04
3Q '04
4Q '04
1GB
512MB
256MB
128MB
64MB

Business Outlook

Memory

- **DRAM Demand and Supply**
  - Demand growth from PC : Back-to-School demand, DDR2 PC promotion, Corporate PC replacement
  - 0.11㎛ migration improving, but expect difficulties with DDR2, and Non DRAM allocation increases
- **DDR2**
  - Increase due to new chipsets and price premium reduction
- **Growing NAND Flash Demand**
  - Higher card density aided by recent price reduction
  - Expansion of mobile market with diversified MCP solution

System LSI

- **DDI market demand in both display and handset**
- **CMOS Image Sensor growing with camera phone market**

TFT-LCD

Global market size by end-application

(Unit : Million Units)



40
30
20
10
0
32.0
33.7
35.2
'04 2Q
3Q
4Q
LCD TV
Note PC
Monitor

Sufficiency Ratio (Based on Capacity)



5%
0%
-5%
-1.5%
-1.1%
0.2%
1.2%
04. 1Q
2Q
3Q
4Q

Business Outlook

- **Price elasticity is expected to create additional demand**

  - **Demand** : 5% growth expected for Q3 and Q4

    · Monitor Panel : 3Q 18.0M (4%↑) 4Q 18.6M (3%↑)

    · Note PC Panel : 3Q 12.3M (5%↑) 4Q 12.7M (3%↑)

    · LCD TV Panel : 3Q 2.6M (13%↑) 4Q 2.9M (12%↑)

  - **Supply** : Global 5G capacity expansion during 2H

    · 3Q (1.9M/5G Motherglass) : Q-on-Q 27%↑

    · 4Q (2.2M/5G Motherglass) : Q-on-Q 12%↑

Telecommunication

Business Outlook

- **Expect GSM shipment increase in Q3 due to new model launches**
  - Including E800 series, various new high-featured phones will be introduced
- **Expect single digit ASP increase due to product mix improvement with multimedia phones**

'04 Market & Samsung's Shipment Outlook

- **Worldwide Demand : Stronger than Expected (600M)**
  - Rapid Growth in emerging markets (CIS, China, Asia)
  - Sustained Strength in replacement demand : Color, Camera, Polyphonic
- **Domestic Demand : 18M units in 2004**
  - Demand growth will slow down in 2H due to the ban on new subscription for domestic operators
- **Samsung : Target 86M units (M/S 14%) in 2004**



51%
86M
55.6M
65.4M
'03
'04

Digital Media & Home Appliances

Business Outlook – Digital Media

- **Higher demand for Digital TV**
  - Korea market : Finalization of DTV format (ATSC)
  - Summer Olympics and seasonal demand increase
- **IT industry outlook**
  - Higher demand of LCD monitors with lower panel prices
  - Increase in printer sales with expansion of product lines

Business Outlook – Home Appliances

- **Emphasis on high value-added products**
  - Expansion of built-in system appliances
  - Side-by-side refrigerators, drum washing machines
- **On-going cost cutting efforts through restructuring**
  - Production site integration

Digital TV Market Growth by Application


(Million unit)
30
20
10
'03
'04
'05
'06
LCD TV
Projection
PDP

(Source : Display Search, '04. 1Q)